UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 13, 2020, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the closing of an additional $5.0 million investment.  The Company is also posting on its website a corporate presentation.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 99.1: Press Release titled “Sol-Gel Technologies Announces Closing of an Additional $5.0 Million Investment”.

Exhibit 99.2: Corporate Presentation.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-230564) and Registration Statement on Form S-8 (Registration No. 333-223915).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: April 13, 2020	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer